Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	3 May 2016 at 4.30 p.m.

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF BIOTIE THERAPIES CORP. AND ORGANIZATION OF THE BOARD

The Annual General Meeting of Biotie Therapies Corp. was held on 3 May 2016.

Adoption of financial statements for the financial year 1 January - 31 December 2015 and booking of the result of the financial year

The General Meeting of Shareholders adopted the financial statements for the financial year 1 January - 31 December 2015. The General Meeting resolved in accordance with the proposal of the Board of Directors that no dividend for the financial year 2015 will be paid and that the losses of the parent company for the financial year amounting to EUR 5,2 million (FAS), will be carried forward to shareholders’ equity.

The General Meeting discharged the members of the Board of Directors and the President and CEO from liability concerning the financial year 1 January - 31 December 2015.

The Board of Directors and auditors

The number of the members of the Board of Directors was resolved to be three. The following members were elected as the members of the Board of Directors: Ron Cohen, Michael Rogers and Jane Wasman.

The General Meeting resolved that no remuneration is payable to board members. Reasonable travel and other expenses related to Board work shall be covered by the company.

The number of auditors was resolved to be one, being Ernst & Young Oy, a firm of Authorised Public Accountants, Mr. Erkka Talvinko, Authorised Public Accountant, acting as the auditor in charge. It was further resolved that the auditors’ fees shall be paid pursuant to a reasonable invoice.

At the organization meeting of the new Board of Directors, which convened immediately after the Annual General Meeting, Ron Cohen was elected as the Chairman of the Board of Directors and the Board resolved not to set up any Board committees. Based on the evaluation of independence, the Board of Directors concluded that all members of the Board of Directors are independent of the company, but dependent of its significant shareholder.

President and CEO's review

Timo Veromaa, President and CEO, discussed the company's operations, results and future in his review. The presentation in the English language is available on the company's website at www.biotie.com.

The minutes of the meeting will be available on the company's website on 17 May 2016 at the latest.

Turku, 3 May 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:
Timo Veromaa, President and CEO, Biotie Therapies Corp.
tel. +358 2 274 8901, e-mail: timo.veromaa@biotie.com
www.biotie.com

DISTRIBUTION:
NASDAQ OMX Helsinki Ltd
Main Media